UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

ALDER BIOPHARMACEUTICALS, INC.

(Name of Subject Company)

VIOLET ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

LUNDBECK LLC

(Offeror)

An Indirect Wholly Owned Subsidiary of

H. LUNDBECK A/S

(Offeror)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

014339 105

(CUSIP Number of Class of Securities)

Søren Hoffmann

H. Lundbeck A/S

General Counsel, Vice President, Corporate Legal

Ottiliavej 9

DK-2500 Valby

Denmark

+45 36 30 13 11

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Thomas Hughes, Esq.

Baker McKenzie LLP

300 East Randolph Street, Suite 5000

Chicago, Illinois 60601

(312) 861-8634

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,098,662,157.89	$254,357.86

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as (a) the product of (i) $18.61, the average of the high and low sales prices per share of Alder BioPharmaceuticals, Inc. (“Alder”) common stock, par value $0.0001 per share (each such share, a “Share”), on September 16, 2019, as reported by NASDAQ, and (ii) 118,957,061 Shares, which consist of (A) 83,637,234 Shares outstanding, (B) 8,414,800 Shares issuable pursuant to outstanding options with an exercise price less than (1) $18.00 per Share plus (2) the maximum contingent cash consideration payment of $2.00 per share pursuant to that certain contingent value right agreement ((1) and (2) collectively, the “Offer Price”), (C) 1,288,423 Share subject to issuance upon settlement of outstanding restricted stock units, (D) 98,866 Shares estimated to be issued under Alder’s 2014 Employee Stock Purchase Plan after signing of, but prior to the consummation of, the transaction, (E) 7,927,760 Shares issuable upon conversion of Class A-1 Convertible Preferred Stock, (F) 232,950 Shares issuable in connection with the exercise of a warrant to purchase Class A-1 Convertible Preferred Stock issuable by Alder in accordance with a specified preferred stock purchase agreement with an exercise price less than the price of $20.00 per share (the “Warrant”), and (G) 17,357,028 Shares issuable upon the conversion of certain Alder convertible notes, less (b) an amount equal to the sum of (i) the product of (A) 8,414,800 Shares issuable pursuant to outstanding options with an exercise price less than the Offer Price multiplied by (B) the weighted average exercise price for such options of $13.30 per Share and (ii) the product of (A) 232,950 Shares issuable in connection with the exercise of the Warrant multiplied by (B) the weighted average exercise price in connection with the exercise of the Warrant of $13.788 per Share. The calculation of the filing fee is based on information provided by Alder as of September 12, 2019.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.00012120.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $254,357.86	Filing Party: Violet Acquisition Corp., Lundbeck LLC and H. Lundbeck A/S
Form or Registration No.: Schedule TO	Date Filed: September 23, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Violet Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Lundbeck LLC, a Delaware limited liability company, and an indirect wholly owned subsidiary of H. Lundbeck A/S, a Danish aktieselskab, with the Securities and Exchange Commission on September 23, 2019 (as amended and together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Alder BioPharmaceuticals, Inc., a Delaware corporation, at a price of (x) $18.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus (y) one non-transferable contractual contingent value right per Share, which represents the right to receive a contingent payment of $2.00 in cash, without interest and less any applicable withholding taxes, if a specified milestone is achieved, upon the terms and subject to the conditions set forth in the offer to purchase dated September 23, 2019 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B), which, as each has and may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

(1)	The information set forth in the Offer to Purchase is amended and supplemented by deleting the fifth paragraph of the Offer to Purchase and replacing it with the following paragraph:

“The Regulatory Condition requires that (i) any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), shall have expired or otherwise been terminated and (ii) the applicable governmental bodies of competent jurisdiction in Austria and Germany shall have granted merger control clearance or shall have provided confirmation that a merger control filing is not triggered as a result of the Offer or the Merger. Under the HSR Act, each of Parent and Alder filed on September 20, 2019, a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) in connection with the purchase of Shares in the Offer. The Offer may not be consummated until the expiration of a thirty (30) calendar day waiting period following Parent’s filings, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the thirty (30) calendar day waiting period expires on a Saturday, Sunday or legal public holiday, the waiting period is automatically extended to the end of the next day that is not a Saturday, Sunday or legal public holiday. If within the thirty (30) calendar day waiting period either the FTC or the Antitrust Division issues a request for additional information and documentary material, the waiting period with respect to the Offer would be extended until thirty (30) calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. Unless the foregoing initial thirty (30)-calendar-day waiting period is either earlier terminated or extended, such waiting period shall expire at 11:59 p.m. Eastern Time on October 21, 2019. On September 20, 2019, the German Federal Cartel Office confirmed that a merger control filing in Germany is not triggered as a result of the Offer or the Merger. On September 19, 2019, the Austrian Federal Competition Authority (the “FCA”) confirmed that notification thereto will be required for consummation of the Offer pursuant to the Austrian Cartel Act 2005, as amended, and the Offer may not be consummated before the expiration of a four (4)-week review period after the date of filing, or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor (the “FCP”) of their right to file a motion with the Austrian Cartel Court to review the Offer or the Merger. Parent submitted the notification filing to the FCA on September 23, 2019, and on October 16, 2019, the FCA and the FCP waived their right to file a motion with the Austrian Cartel Court to review the Offer or the Merger.

Accordingly, the portion of the Offer Conditions relating to the Austrian antitrust approval is satisfied. The Governmental Impediment Condition requires that, other than the application of the waiting period provisions of the HSR Act and any foreign antitrust or competition-related requirements under applicable law to the Offer or the Merger, there be no judgment issued by any governmental body of competent jurisdiction or law or other legal prohibition in effect preventing or prohibiting the consummation of the Offer or the Merger.”

(2)	The information set forth in the Introduction to the Offer to Purchase is amended and supplemented by deleting the fifth paragraph and replacing it with the following paragraph:

“The Regulatory Condition requires that (i) any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), shall have expired or otherwise been terminated and (ii) the applicable governmental bodies of competent jurisdiction in Austria and Germany shall have granted merger control clearance or shall have provided confirmation that a merger control filing is not triggered as a result of the Offer or the Merger. Under the HSR Act, each of Parent and Alder filed on September 20, 2019 a Premerger Notification and Report Form (as defined below) with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) in connection with the purchase of Shares in the Offer. The Offer may not be consummated until the expiration of a thirty (30) calendar day waiting period following Parent’s filings, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the thirty (30) calendar day waiting period expires on a Saturday, Sunday or legal public holiday, the waiting period is automatically extended to the end of the next day that is not a Saturday, Sunday or legal public holiday. If within the thirty (30) calendar day waiting period either the FTC or the Antitrust Division issues a request for additional information and documentary material, the waiting period with respect to the Offer would be extended until thirty (30) calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. Unless the foregoing initial thirty (30)-calendar-day waiting period is either earlier terminated or extended, such waiting period shall expire at 11:59 p.m. Eastern Time on October 21, 2019. On September 20, 2019, the German Federal Cartel Office confirmed that a merger control filing in Germany is not triggered as a result of the Offer or the Merger. Pursuant to the Austrian Cartel Act 2005, as amended, notification to the FCA of the Offer may be required and the Offer may not be consummated before the expiration of a four (4)-week review period after the date of filing, or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor (the “FCP”) of their right to file a motion with the Austrian Cartel Court to review the Offer or the Merger. Parent submitted the notification filing to the FCA on September 23, 2019, and on October 16, 2019, the FCA and the FCP waived their right to file a motion with the Austrian Cartel Court to review the Offer or the Merger. Accordingly, the portion of the Offer Conditions relating to the Austrian antitrust approval is satisfied.”

(3)

The information set forth under Section 15 – “Conditions of the Offer.” of the Offer to Purchase is amended and supplemented by adding the following after the last paragraph in Section 15 – “Conditions of the Offer.”:

“On October 16, 2019, the FCA and the FCP waived their right to file a motion with the Austrian Cartel Court to review the Offer or the Merger. Accordingly, the portion of the Offer Conditions relating to the Austrian antitrust approval is satisfied.”

(4)

The information set forth under Section 16 – “Certain Legal Matters; Regulatory Approvals.” of the Offer to Purchase is amended and supplemented by deleting the second paragraph under the subsection titled “Foreign Regulatory Filings in Germany and Austria” and replacing it with the following paragraph:

“The acquisition of Shares pursuant to the Offer is subject to review by the Austrian Federal Competition Authority (the “FCA”). On September 19, 2019, the FCA confirmed that notification to the FCA will be required for consummation of the Offer pursuant to the Austrian Cartel Act 2005, as amended, and the Offer may not be consummated before the expiration of a four (4)-week review period after the date of filing, or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor (the “FCP”) of their right to file a motion with the Austrian Cartel Court to review the Offer or the Merger. On October 16, 2019, the FCA and the FCP waived their right to file a motion with the Austrian Cartel Court to review the Offer or the Merger. Accordingly, the portion of the Offer Conditions relating to the Austrian antitrust approval is satisfied.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2019

H. LUNDBECK A/S

By:	/s/ Deborah Dunsire
Name:	Deborah Dunsire
Title:	Chief Executive Officer

LUNDBECK LLC

By:	/s/ Peter Anastasiou
Name:	Peter Anastasiou
Title:	President and Lead Manager

VIOLET ACQUISITION CORP.

By:	/s/ Peter Anastasiou
Name:	Peter Anastasiou
Title:	President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated September 23, 2019 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

(a)(1)(B)*	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

(a)(1)(C)*	Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(C) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

(a)(1)(D)*	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(D) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(E) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

(a)(1)(F)*	Summary Advertisement as published in The New York Times on September 23, 2019 (incorporated by reference to Exhibit(a)(1)(F) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

(a)(5)(A)*	Joint Press Release issued by H. Lundbeck A/S and Alder BioPharmaceuticals, Inc. on September 16, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 16, 2019).

(a)(5)(B)*	Presentation Slides issued by H. Lundbeck A/S on September 16, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 16, 2019).

(a)(5)(C)*	Letter from President and CEO of H. Lundbeck A/S to Employees of Alder BioPharmaceuticals, Inc., dated September 16, 2019 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 16, 2019).

(a)(5)(D)*	Social Media Posts from September 16, 2019 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 16, 2019).

(a)(5)(E)*	Transcript of H. Lundbeck A/S Investor/Analyst Conference Call, dated September 16, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 18, 2019).

(b)(1)*	Multicurrency Revolving Facility Agreement, dated June 25, 2019, among the financial institutions party thereto as lenders, H. Lundbeck A/S as borrower, Danske Bank A/S, as facility agent and the other parties thereto (incorporated by reference to Exhibit (b)(1) to Amendment No. 4 to the Schedule TO filed by H. Lundbeck A/S with the Securities and Exchange Commission on October 10, 2019).

(b)(2)*	Facility Agreement, dated September 16, 2019, among the financial institutions party thereto as lenders, H. Lundbeck A/S as borrower, Danske Bank A/S, as facility agent and the other parties thereto (incorporated by reference to Exhibit (b)(2) to Amendment No. 4 to the Schedule TO filed by H. Lundbeck A/S with the Securities and Exchange Commission on October 10, 2019).

(d)(1)*	Agreement and Plan of Merger, dated as of September 16, 2019, by and among Alder BioPharmaceuticals, Inc., H. Lundbeck A/S, Lundbeck LLC and Violet Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

(d)(2)*	Amendment to Alder’s Amended and Restated Bylaws, dated as of September 15, 2019 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

(d)(3)*	Nondisclosure Agreement, effective January 9, 2019, by and between Alder BioPharmaceuticals, Inc. and H. Lundbeck A/S (incorporated by reference to Exhibit (d)(3) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

Exhibit No.	Description

(d)(4)*	Tender and Support Agreement, dated September 16, 2019, by and among H. Lundbeck A/S, Violet Acquisition Corp. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

(d)(5)*	Form of Contingent Value Rights Agreement (incorporated by reference to Annex II to Exhibit 2.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.